RedOak Instruments, LLC
ANNUAL REPORT - 2021
21218 Kingsland Blvd
Katy, TX  77450
www.redoakinstruments.com
Business
 We design, develop and produce biomechanical diagnostic aids for sports medicine application.
Our technology is unique in how we address coordination issues. We use changes in the fine motor control of the hands to infer serious injuries.  Sports trainers, coaches, EMTs, and medical practitioners can monitor their training and rehabilitation programs with our technology to document evidence of injury and evidence of rehab progress so that they can provide a conclusive diagnosis and determine the correct time to return to play/work.

Fundraising:
We attempted to raise operating cash through the crowdfunding Netcapital web site.  While the raise did provide funds to rebuild the software issues that developed after the raise, it was insufficient to develop a functioning marketing-sales program.
 Amount raised: $47,080
 Amount paid to Netcapital for raise:  $2306.92
Netcapital:  www.netcapital.com
 CIK #: 0001414767
 SEC file #:  000-55036
 745 Atlantic Ave, Suite 1000, Boston, MA  02111

Regulatory Information:
The company has not previously failed to comply with the requirements of Regulation

Managements Discussion and Analysis of Financial Condition:
Financial Condition
You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and related notes appearing at the end of this
Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled Risk Factors and elsewhere in this Offering
Memorandum.

 Most recent fiscal year end Prior fiscal year end
Total Assets      $ 75,852.30 $ 68,636.15
Cash & Cash Equivalents $  9,097.89 $   1,881.74
Accounts Receivable $          0.0 $          0.0
Short Term Debt  $          0.0 $          0.0
Long Term Debt         $          0.0 $          0.0
Revenues/Sales         $          0.0 $          0.0
Cost of Goods Sold $          0.0 $          0.0
Taxes Paid         $          0.0 $          0.0
Net Income         $ (48,716.08) $(184,697.92)

Results of Operations
With the funds raised in our Regulation Crowdfunding, we have insufficient capital to operate for the  next 12 months.  We estimate we will need to raise an additional $100,000 to develop and implement our marketing program.  This covers the operational expenses, IP, and testing costs associated with bringing our SR-3053 product line to paying customers.  We have built 100 commercial units to date and these units will provide additional working capital for the expansion after we establish our marketing program.  We have 16 trial units out with different market groups to determine what obstacles we still have to overcome. Our recent press release with Rice University should provide some help getting the sales program going.

Foreseeable major expenses based on projections:
We will not encounter major expenses until we start the redesign of the handset for medical clinic/physician applications.  At that time, we will also address new patents and CIP applications.

Future operational challenges:
Future operational challenges include COGS for our product.  New loadcells are constantly entering the market.  We will need to maintain and replace our existing loadcells with newer, better loadcells as they are placed on the market.  This will cause a slow creep in our COGs but it will be necessary.

Basic research has been completed aver the past few years to provide ROI with the data needed to purposefully enter the sports and medical diagnostic markets.  We have collected data from trials and sports applications and published the data in 16 peer reviewed journals to establish academic and professional credentials.  We have presented data at many of the
BIATx meetings in Texas and several chiropractic and acupuncture conferences.

Future challenges related to capital resources:
With LOIs, we should be able to finance additional build programs.  Presently, 6-7 full price sales of the handsets will provide sufficient funds to purchase the parts for 100 new units.

Advisors, Executive Officers and Significant Employees
Advisors:
 Ronald J Swatzyna, PhD, LCSW, BCB, BCN:   Founder, Houston Neuroscience Brain Center.
o Dr. Swatzyna is a clinical researcher who has published and presented over 70 studies including 15 publications and two book chapters. He is a popular conference speaker throughout the United States and around the world, with international presentations in over eight countries England, Denmark, Italy, Canada, The Netherlands, Germany, and Australia.
 Elizabeth A Smith, PhD:  Founder, Community Medical Foundation for Patient Safety
o Elizabeth A. Smith, PhD founded the non-profit CRG Medical Foundation for Patient Safety
(dba Community Medical Foundation for Patient Safety) in 2003. Her expertise is in health care, human factors, and organizational science. Dr. Smith has 50 years of fact-based academic knowledge and selected content of peer-reviewed publications on productivity, motivation, creativity, and business. Faculty positions: 1) Air Force Institute of Technology, F.E. Warren Air Force Base
(1969-1970), 2) Houston Baptist University (1977-1979), and 3) Rice University (1989). Organized,
coordinated, and evaluated cancer education grants awarded to M.D. Anderson and published two books on rehabilitation (McGraw-Hill Book Company, New York) (1970-1976). Instructor for
Oil & Gas Consultants, International, and presented three-day upper management seminars designed to monitor productivity and increase motivation (1980-1984). Designed and coordinated a teaching-how-to-teach curriculum, UT Medical School, Houston (1979-1980). Guided and supported three healthcare non-profits and was an active board member of two science-based research organizations (1976-2020). Was Vice President of a Texas-based independent oil company, monitored production and cash flow (1979-2017).
Long-standing Board member of Red Oak Instruments, LLC and currently Advisory Board member.

 David E Martinez D.C.: Founder, Lemmata Chiropractic
o Dr. David E Martinez is a qualified Doctor of Chiropractic. He specializes in chiropractic in Hampton, VA and has over 11 years of experience in the field of medicine.
He graduated from his medical school with his medical degree in 2009. Dr. David Martinez is board certified in both Virginia and Texas. He also holds a BA - Health and
Wellness and a BS - Anatomy, and is a published author on the topics of concussions.

 Karen A Smith, BA:
o Karen A Smith graduated from the University of Texas in Austin. She served as a board member of an independently owned corporation for over 30 years, a committee member to various Houston organizations for 27 years and a volunteer to several non-profits groups for 15 years. She developed results driven solutions integrating the benefits of past, present and future. Managed the corporation through the market cycles while maintaining cash flow, analyzing budgeting factors and implementing cost saving for future success.
Advised and guided the decision-making process for continual business development by asking fact-based questions for maximum benefit and enhanced project results by minimizing time, money and effort. Coordinated and managed daily processes and procedures for repeat customer satisfaction and retention. A passionate leader and creative team player that believes all is possible.

 Kathleen A Paske, BBA, MSBA: Founder, Vicina Ventures:
o Kathleen Paske a comprehensive marketing and operations specialist. She co-founded
 Vicina Ventures, a boutique real estate investment and lending firm, in 2019. Her experience focuses on analytics backed and value add approach to strategic planning and go-to-market implementation for fortune 500 and startup companies alike. In addition to ROI, Kathleen currently sits on the Board of Advisors for Hamilton at your Service. She holds a
BBA - marketing and MS - business analytics from the McCombs School of Business.

 Donald Lefeber, LAc, MAOM:
o Mr. Lefeber leads the research and practice of integrated health care and wellness to introduce and educate patients and families the concept of holistic medicine and the appropriate use of complementary and alternative medicine. A graduate from the
American College of Acupuncture and Oriental Medicine (ACAOM), with a Masters in
Acupuncture and Oriental Medicine, he has been inducted into the international research society, Sigma Xi, has 8 academic publications in different medical journals, and has given research presentations in the Texas Medical Center and International Conferences
for Acupuncture and Oriental Medicine.

Executive Team & Significant Members:
 Richard A Behlmann, JD, CPA: President and CEO
o Mr. Behlmann was brought on board to develop business strategy and sales, secure intellectual property, oversee regulatory compliance, licensing, FDA, multi-state requirements and sales infrastructure to promote and market the technology. He holds his JD from St. Marys University School of Law, San Antonio, Texas, he is a Member,
Securities Law Committee, Texas Bar Association; and Missouri Bar Association, Former
Member Fixed Wireless Access Consultative Committee, and UK Radio Communications Agency.
He holds a BS/BA Business Administration, Concentrations in Finance & Accounting - St. Louis
University, St. Louis, Missouri, and CPA - Missouri.

 William C Paske, PhD: CTO, VP R&D
o Dr. Paske is a Co- Founder of ROI and inventor of the fine motor control measurement technology used by the company. He holds an MS degree in nuclear physics and his PhD in Atomic and molecular physics. He has twenty-five years experience with university and large industry research and development and is an expert in systems analysis. Dr Paske has been an innovative and inventive problem solver with 10 US and
 24 foreign patents and 60 publications / analysis papers / manuals have been contributed to the scientific community over the past twenty years. His patents range over topics as diverse as electrical transmission problems to nuclear logging tools, to mechanical / medical instrumentation. Many of his patents have been carried from inception to successful commercialization. He has provided proprietary contractual consulting work for medical professionals on research problems dealing with statistical analysis, physical measurement problems and general protocol methodology.

 David A Paske, BSME: COO
o David Paske attended the University of Tulsa where he earned his Bachelors in
Mechanical Engineering. Here he excelled in Engineering Design and Material Science and developed an interest in bioengineering. During his senior design project, he received the opportunity to work alongside other engineers to develop a flaw detection system utilizing hall sensors to detect magnetic flux leakage. This allowed
 David to augment his teamwork, time management and design skills, but above all allowed
David to demonstrate his ability to think outside the box to develop a solution to a difficult problem which he carried throughout his career. Since then, David has worked to redesign ROIs hand sensor to make it more efficient, cheaper to build and more robust. He has gone from designing the equipment to now running the operation on a daily basis.

 Daniel Stewart, BS:  Software Development
o Daniel has an academic background in Mechanical Engineering and Computer
Science, and holds a Bachelor of Science degree in Computer Science from the University of Houston - Downtown. His career in the IT industry started in 2000 while in college
t the University of Oklahoma. Daniels industry experience ranges from managing a large
Professional Services team serving over 45,000 user accounts, to helping create and optimize service offerings for small business-to-business IT firms. Since graduating from UHD, he has devoted his time to software development and is an experienced full stack developer with expertise in the .NET languages, JavaScript, AngularJS, and NodeJS.

Risk Factors
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and allcompanies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability toprevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to
invest.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, nd/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, including, our Chief Executive Officer, President and director, Richard Behlmann.  As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right mployee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

In addition, without Dr William Paske, the technology used to grow the company would be seriously at risk.  ROI is grooming the COO (David Paske) to learn and technically support the technology established to date.  ROI needs to hire a strong scientist to support the development of the companys research and products to come.

Failure to obtain necessary regulatory approvals from the Food and Drug Administration or othergovernmental agencies, may prevent us from expanding the sales of products in he medical community.

 ROI has maintained the following license requirements:
 State licenses required for manufacturing systems
 Labeler Identification Code (LIC) completed for FDA GUDID (Global Unique
Device Identification Database) registration
 GUDID account approved by FDA
 Documentation for FDA regulations has been updated

We face significant market competition.
We compete with larger, more established companies who currently have an established market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.
We have no loans outstanding.   Aside from our company credit cards, we have established
 a loan history which could limit our capability in seeking loans from financial institutions in the future.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. In addition to holding various patents, we need to complete and file additional patents.  However, such atents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our detection systems which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption. There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.  The  integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events.
Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business.
While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.  We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.
We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure  in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.  We store investor, customer and vendor personal and other sensitive information/digital  data using secure HIPAA compliant systems.  Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely
damaged, and we could incur significant liability.   Since techniques used to  obtain
unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business  operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events  beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan,
China. The World Health Organization has since declared the outbreak to constitute a pandemic.
The extent of the impact of COVID-19 on our operational and financial performance has depended on certain developments, including the duration and spread of the outbreak which has adversely impacted our market development.  At this point, the extent to which COVID-19 may further impact our financial condition or results of operations is uncertain.

We do NOT store personally identifiable information of consumers.
Our HIPAA compliant servers do store clients data.  This data does not contain identifying names or SS numbers.  We do store date of birth, gender, dominant hand and a computer-generated
ID which is not regionally linked.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business. We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.  Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their  contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers.
It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Our CTO officer and a director, owns a majority of our voting shares
As of the date of this Offering Circular, our CEO and director, controls approximately 54% of our voting power. Therefore, Dr. Paske is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business.  Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

PRINCIPAL SECURITY HOLDERS
Set forth below is information regarding the beneficial membership in our LLC, as of December 31, 2021 each person whom we know owned, beneficially, more than 20% of the outstanding shares of our voting securities calculated by voting power, and (ii) all of the current officers and directors as a group. All membership shares are equal in voting power.

More than 20%
Name, Address                                  Shares        Percent
William C Paske, CTO, VP R&D
3331 Confederate Ct                           1,910,596         54.5%
Missouri City, TX  77459

Officers/Directors
Richard Behlmann, CEO, President
1810 Hickory Chase Dr                            312,500         8.9%
Katy, TX  77450

David A Paske, COO
2495 S Mason Rd, Apt 1037                         75,100 2.1%
Katy, TX  77450

Karen A Smith, Advisor
1010 Van Buren St                                 512,500 14.6%
Houston, TX  77019

Elizabeth A Smith, Advisor
1015 Ashford Parkway                              252,500 7.2%
Houston, TX  77077

OUR SECURITIES
Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share,
which are designated as Class A Voting Common Stock.   As of December 31, 2021, we had 3,505,261
Class A Shares outstanding.

Voting
The holders of our Class A Shares are entitled to one vote per share.

Dividends
The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock.

SIGNATURES
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation
Crowdfunding (227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by
the duly authorized undersigned, on April, 26   2022.

Red Oak Instruments, LLC

By

___________________________________
Name:  Richard A Behlmann
Title: Chief Executive Officer